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                                                                  EXHIBIT (a)(4)



SUPPLEMENT
(TO OFFER TO PURCHASE, DATED AUGUST 19, 1999)

                             AIMCO PROPERTIES, L.P.
                      IS OFFERING TO PURCHASE ALL UNITS OF
                         LIMITED PARTNERSHIP INTEREST OF

                              ANGELES PARTNERS XII

                            FOR $700 PER UNIT IN CASH

                     THIS IS THE HIGHEST PRICE BEING OFFERED


We will accept all units in response to our offer. If units are validly tendered and not properly withdrawn prior to the expiration date and the purchase of all such units would result in there being less than 320 unitholders, we will purchase only 99% of the total number of units so tendered by each limited partner.

We will pay for accepted units promptly after expiration of the offer.

Our offer price will be reduced for any distributions subsequently declared or made by your partnership prior to the expiration of our offer.

Our offer will expire at 12:00 midnight, on September 20, 1999, New York City time, unless we extend the deadline.

WE WILL PAY ANY TRANSFER FEES, BROKERAGE FEES OR COMMISSIONS THAT MAY ARISE UPON YOUR TENDER OF UNITS TO US IN THIS OFFER.

Our offer is not subject to a minimum number of units being tendered.

     SEE "RISK FACTORS" IN THE OFFER TO PURCHASE, DATED AUGUST 19, 1999, FOR A DESCRIPTION OF RISK FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH OUR OFFER, INCLUDING THE FOLLOWING:

     o We determined the offer price of $700 per unit without any arms-length negotiations. Accordingly, our offer price may not reflect the fair market value of your units.

     o As of June 30, 1998, your general partner (which is our subsidiary) estimated the net asset value of your units based on recent appraisals, to be $948 per unit and an affiliate of your general partner estimated the net liquidation value of your units to be $911.06 per unit.

                                                       (continued on next page)

                       --------------------------------

         If you desire to accept our offer, you should complete and sign the enclosed letter of transmittal in accordance with the instructions thereto and mail or deliver the signed letter of transmittal and any other required documents to River Oaks Partnership Services, Inc., which is acting as Information Agent in connection with our offer, at one of its addresses set forth on the back cover of this Supplement. QUESTIONS AND REQUESTS FOR ASSISTANCE OR FOR ADDITIONAL COPIES OF THE OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL MAY ALSO BE DIRECTED TO THE INFORMATION AGENT AT (888) 349-2005.

                                September 7, 1999



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(continued from cover page)

     o Although your partnership's agreement of limited partnership provides for termination in the year 2035, the prospectus pursuant to which the units were sold in 1984 indicated that the properties owned by your partnership might be sold within 5 to 8 years of their acquisition if conditions permitted.

     o Your general partner and the property manager of the residential properties are subsidiaries of ours and, therefore, the general partner has substantial conflicts of interest with respect to our offer.

     o We are making this offer with a view to making a profit and, therefore, there is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price.

     o Continuation of your partnership will result in our affiliates continuing to receive management fees from your partnership. Such fees would not be payable if your partnership was liquidated.

     o It is possible that we may conduct a subsequent offer at a higher price.

     o For any units that we acquire from you, you will not receive any future distributions from operating cash flow of your partnership or upon a sale or refinancing of property owned by your partnership.

     o If we acquire a substantial number of units, we will increase out ability to influence voting decisions with respect to your partnership and may control such voting decisions, including but not limited to the removal of the general partner, most amendments to the partnership agreement and the sale of all or substantially all of your partnership's assets.

                                  INTRODUCTION

         We are offering to purchase all units, of the outstanding units of limited partnership interest in your partnership, for the purchase price of $700 per unit, net to the seller in cash, without interest, less the amount of distributions, if any, made by your partnership in respect of any unit from August 19, 1999 until the expiration date. Our offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 19, 1999, this Supplement and in the letter of transmittal.

         We have also extended the expiration date of our offer to 12:00 midnight, New York City time, on September 20, 1999, unless further extended. If you desire to accept our offer, you must complete and sign the letter of transmittal in accordance with the instructions contained therein and forward or hand deliver it, together with any other required documents, to the Information Agent. You may withdraw your tender of units pursuant to the offer at any time prior to the expiration date of our offer and, if we have not accepted such units for payment, on or after October 19, 1999.

         On August 2, 1999, Everest Investors 12, LLC, commenced a tender offer to purchase a maximum of 1,699 of the outstanding units at a purchase price of $554 per unit. On September 2, 1999, ERP Operating Limited Partnership commenced a tender offer to purchase 21,912 of the outstanding


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units at a purchase price of $650 per unit. IF YOU TENDERED YOUR UNITS IN ERP
OPERATING LIMITED PARTNERSHIP'S OFFER, YOU MAY STILL TENDER YOUR UNITS TO US BY COMPLETING THE ENCLOSED LETTER OF TRANSMITTAL (OR IF YOU HAVE ALREADY SENT IN A LETTER TRANSMITTAL FOR OUR OFFER, BY COMPLETING A NOTICE OF WITHDRAWAL. ANY SUCH NOTICE OF WITHDRAWAL MUST BE DELIVERED TO THE DEPOSITARY FOR ERP OPERATING LIMITED PARTNERSHIP'S OFFER (WITH A COPY TO OUR INFORMATION AGENT) BY OCTOBER 7, 1999, THE EXPIRATION DATE OF SUCH OFFER. A FORM OF NOTICE OF WITHDRAWAL IS ENCLOSED. ) THE WITHDRAWAL PERIOD FOR THE EVEREST INVESTORS 12, LLC OFFER HAS EXPIRED.

         Our Offer to Purchase is further supplemented and amended as follows:

         1. We hereby waive condition (i) under "The Offer - Section 17. Conditions of the Offer," which required that a minimum of 35% of the units be tendered. Accordingly, the offer is no longer conditioned upon any minimum number of units being tendered. However, certain other conditions do apply. See "The Offer - Section 17. Conditions of the Offer," in the Offer to Purchase. Under no circumstances will we be required to accept any unit if the transfer of that unit to us would be prohibited by the agreement of limited partnership of your partnership.

         2. If you tender your units in response to our offer, we will pay any transfer fees imposed for the transfer of units by your partnership. We will also pay any fees or commissions imposed by your broker in assisting you to tender your units, or by any custodian or other trustee of any Individual Retirement Account or benefit plan which is the owner of record of your units. However, you will have to pay any governmental transfer taxes that apply to your sale (see Instruction 8 in the letter of transmittal).

         3. The fourth paragraph under "The Offer-Section 1: Terms of the Offer; Expiration Date; Proration" is hereby replaced in its entirety by inserting the following in lieu of thereof:

         If units are validly tendered prior to the expiration date and not properly withdrawn prior to the expiration date in accordance with the procedures set forth in Section 4 and the purchase of all such units would result in there being less than 320 unitholders, we will purchase only 99% of the total number of units so tendered by each limited partner. In such case, you would continue to be a limited partner and receive a K-1 for tax reporting purposes.

         4. In late August 1999, we agreed, with an unaffiliated third party, to explore the formation of a joint venture with respect to interests in certain properties located in the State of New Jersey. A joint venture operating agreement was signed but was not delivered and is being held in escrow subject to the satisfaction of certain conditions, including, without limitation, mutual due diligence, agreement with respect to the value of interests to be contributed to the venture, negotiation and execution of mutually acceptable definitive documentation for the venture, and their receipt of any and all necessary consents to he venture. No party has any obligation to consummate the venture and each may elect for any reasons or no reason not to proved with the venture. If, however, all parties determine to proceed, and if the other closing conditions are satisfied, it is expected the joint venture agreement would be released from escrow and become effective on September 15, 1999. The tentative agreement contemplates the formation of a new limited liability company in which
(i) our venture partners would


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contribute its indirect beneficial interests in two apartment complexes located in New Jersey, and (ii) we would contribute our indirect beneficial interest in certain apartments complexes also located in New Jersey, including Hunter Glen Apartments Phases IV, V and VI. Hunter Glen Apartments Phases IV, V and VI are currently owned by your partnership and would continue to be owned by your partnership even if the New Jersey joint venture were ultimately consummated, as only our indirect interests in the properties (and not the interests of limited partners) would be contributed to the venture.




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         The letter of transmittal and any other required documents should be sent or delivered by each unitholder or such unitholder's broker, dealer, bank, trust company or other nominee to the Information Agent at one of its addresses set forth below.

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
                               THE INFORMATION AGENT FOR THE OFFER IS:

                                RIVER OAKS PARTNERSHIP SERVICES, INC.


             By Mail:                     By Overnight Courier:                   By Hand:

           P.O. Box 2065                    111 Commerce Road                 111 Commerce Road
    S. Hackensack, N.J. 07606-            Carlstadt, N.J. 07072             Carlstadt, N.J. 07072
               2065                    Attn.: Reorganization Dept.       Attn.: Reorganization Dept.

                                    For information, please call:

                                      TOLL FREE: (888) 349-2005
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